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                               April 23, 2024

       Steven Gatoff
       Chief Financial Officer
       Inseego Corp.
       9710 Scranton Road, Suite 200
       San Diego, CA 92121

                                                        Re: Inseego Corp.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2023
                                                            Form 8-K filed
February 21, 2024
                                                            Response dated
April 17, 2024
                                                            File No. 001-38358

       Dear Steven Gatoff:

              We have reviewed your April 17, 2024 response to our comment letter and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

              After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our April 9, 2024 letter.

       Form 8-K filed on February 21, 2024

       Exhibit 99.1

   1. We have reviewed your response to prior comment 2. It appears to us that managing inventory levels is an
integral aspect of your business; as such, it continues to appear to us your non-GAAP
adjustments for "inventory adjustment - E&O and contract manufacturer liability" and
"write-off of capitalized inventory fees" represent normal operating expenses necessary to
operate your business and are not consistent with the guidance in
                                                        Question 100.01 of the
Division of Corporation Finance's Compliance & Disclosure
                                                        Interpretations on
Non-GAAP Financial Measures. Please revise future filings to no longer exclude these
adjustments from any non-GAAP performance measure.
 Steven Gatoff
FirstName   LastNameSteven Gatoff
Inseego Corp.
Comapany
April       NameInseego Corp.
       23, 2024
April 223, 2024 Page 2
Page
FirstName LastName
       Please contact Jeff Gordon at 202-551-3866 or Anne McConnell at 202-551-3709 if you
have questions regarding comments on the financial statements and related matters.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing